Correspondence

WINHA International Group Limited
Yihe Center, 5 Xinzhong Avenue, Suite 918
Shiqi District, Zhongshan
People’s Republic of China

December 2, 2014

Via EDGAR
William H. Thompson
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	WINHA International Group Limited
Amendment No. 1 to Form 8-K
Filed September 16, 2014
File No. 333-191063

Dear Mr. Thompson:

I am writing in response to the Staff’s letter to the undersigned dated September 22, 2014.  I only recently received the letter, which appears to have been delayed in transit.

The Staff’s comments have been copied below and indented.  Each comment is followed by our response.

Item 4.01 Change in Registrant's Certifying Accountant

2. We note that the report of Marcum Bernstein & Pinchuk LLP on your financial statements as of June 30, 2013 and for the period from April 15, 2013 through June 30, 2013 was included in Form S-1 filed September 9, 2013. We also note that the report of Marcum Bernstein & Pinchuk LLP on your financial statements as of March 31, 2014 and for the period from April 15, 2013 through March 31, 2014 was included in Form 10-K filed July 15, 2014. In this regard, please revise your disclosure in the second paragraph to clarify that the reports of Marcum Bernstein & Pinchuk LLP on your financial statements as of June 30, 2013 and March 31, 2014 and for the periods from inception, April 15, 2013 through June 30,2013 and March 31, 2014 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to audit scope or accounting principles, except that the reports contained an explanatory paragraph stating that there was substantial doubt about the Company's ability to continue as a going concern. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

Response to Comment 2

We have today filed Amendment No. 2 to the Form 8-K. The second paragraph in Amendment No. 2 has been modified to provide the disclosure requested in this comment.

3.  Please revise your disclosure in the sixth paragraph to state whether the engagement of Wei, Wei & Co., LLP was approved by the Board of Directors. Please refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

Response to Comment 3

The sixth paragraph in Amendment No. 2 includes disclosure that the engagement of the new auditor was approved by the Board of Directors.

4.  Please file an updated letter from Marcum Bernstein & Pinchuk LLP in the amendment filed in response to our comments. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K. If you are unable to obtain an Exhibit 16 letter from Marcum Bernstein & Pinchuk LLP at the time you file your amendment then please disclose that fact in the amendment.

Response to Comment 4

We have filed an updated letter from Marcum Bernstein & Pinchuk with Amendment No. 2.

Please note that we have engaged a new securities attorney.  Please direct any future inquiries or communications to our counsel:

Robert Brantl, Esq.
52 Mulligan Lane
Irvington, NY 10533-1106
914-693-3026
914-693-1807 (fax)
robertbrantl@earthlink.net

Sincerely,

/s/ Chung Yan Winnie Lam
Chung Yan Winnie Lam
Chief Executive Officer